Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended March 31,
	2018	2017

Pretax income before adjustment for noncontrolling interest	$7,478	$13,442

Add back:
Fixed charges	10,997	10,981
Distributed income of equity investees	222	374
Deduct:
Equity in earnings of equity investees	(71)	(86)
Capitalized interest	(245)	(54)
Earnings as Defined	$18,381	$24,657

Fixed Charges
Interest expense including amortization of deferred financing fees	$10,601	$10,799
Capitalized interest	245	54
Interest portion of rent expense	151	128
Fixed Charges	10,997	10,981
Preferred share dividends	1,675	1,675
Combined Fixed Charges and Preferred Dividends	$12,672	$12,656

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.45	1.95